Filed Pursuant to 424(b)(3)
Registration No. 333-220668
PROSPECTUS SUPPLEMENT NO. 5
Common Shares

Ocean Rig UDW Inc.

This prospectus supplement no. 5 supplements the prospectus, dated October 12, 2017, relating to the resale, from time to time, of the common shares of Ocean Rig UDW Inc., being offered by the selling shareholders identified therein. This prospectus supplement no. 5 is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this prospectus supplement no. 5, you should rely on the information in this prospectus supplement no. 5.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 14 of the prospectus and other risk factors contained in the documents incorporated by reference therein.

This prospectus supplement no.5 is filed for the purpose of including in the prospectus the announcement of  Ocean Rig UDW Inc. financial and operating results for the fourth quarter of 2017, contained in the attached Current Report on 6-K,  which was filed with the U.S. Securities and Exchange Commission on February 20, 2018.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
_______________________

The date of this prospectus supplement no. 5 is February 20, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated February 20, 2018: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Fourth Quarter 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 20, 2018	By: /s/ Iraklis Sbarounis
Iraklis Sbarounis
Chief Financial Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS
  FOR THE FOURTH QUARTER 2017

February 20, 2018, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended December 31, 2017.
Fourth Quarter 2017 Financial Highlights
•	For the fourth quarter of 2017, the Company reported net income of $79.4 million, or $0.87 basic and diluted earnings per share.
Included in the fourth quarter 2017 results are:
▪	Costs of $8.4 million, or $0.09 per share, associated with the Ocean Rig Mykonos and the Leiv Eiriksson shipyard stays are included in operating expenses.
Excluding the above items, the Company would have reported net income of $87.8 million, or $0.96 per share.
•	The Company reported Adjusted EBITDA(1) of $136.8 million for the fourth quarter of 2017.
•	Our fleet under contract achieved a revenue efficiency of 98.7% for the fourth quarter of 2017.
Recent Events
•
On January 12, 2018, Lundin Norway AS ("Lundin") declared its sixth option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until August 2018. Should Lundin exercise its remaining six one-well options, the rig could be employed until the second half of 2019.

•
On February 7, 2018, the drilling rig Leiv Eiriksson commenced its shipyard stay at Olen, Norway where it will undergo certain enhancements related to its contract with Lundin, its intermediate survey and upgrade its BOP to 5-rams. The Leiv Eiriksson is expected to complete its stay by the end of the first quarter.

•
The Company's previously announced drilling contract of the Ocean Rig Poseidon with Statoil, for a one-well drilling program offshore Tanzania, has been successfully completed. The Ocean Rig Poseidon is transiting to Walvis Bay, where it will remain in "ready-to-drill" state and be actively marketed for employment.

•
The Company's drilling unit Ocean Rig Mykonos, which is expected to complete her current drilling contract with Petrobras during March 2018, is planned to transit to Las Palmas, where it will remain in "ready-to-drill" state, and be actively marketed for employment. During the Ocean Rig Mykonos stay in Las Palmas, the unit will be fitted with a full Managed Pressure Drilling (MPD) package.

•
We are currently in discussions with Total E&P Angola Block 32 for the Ocean Rig Skyros contract to revise its commercial terms. These discussions may lead to no change to the contract, to a blend and extend arrangement, or termination according to the termination for convenience provisions of the contract.

____________________________
(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Financial Review: 2017 Fourth Quarter
The Company recorded net income of $79.4 million, or $0.87 basic and diluted earnings per share, for the three-month period ended December 31, 2017, as compared to a net loss of $3,724.5 million, or $416,195.78 basic and diluted loss per share(1), for the three-month period ended December 31, 2016.
Revenues decreased by $146.6 million to $211.5 million for the three-month period ended December 31, 2017, as compared to $358.1 million for the same period in 2016.
Drilling units' operating expenses decreased to $61.6 million (including $8.4 million of shipyard stay costs, associated with the Ocean Rig Mykonos and the Leiv Eiriksson) and total depreciation and amortization decreased to $26.2 million for the three-month period ended December 31, 2017, from $93.7 million and $82.3 million, respectively, for the three-month period ended December 31, 2016. Total general and administrative expenses decreased to $27.4 million in the fourth quarter of 2017 from $35.0 million during the same period in 2016.
No impairment charge was recognized for the three-month period ended December 31, 2017, as compared with $3,776.3 million for the corresponding period in 2016. Loss on sale of assets amounted to $0.08 million for the three-month period ended December 31, 2017, as compared with $25.3 million for the corresponding period in 2016. Reorganization gain, net amounted to $1.9 million for the three-month period ended December 31, 2017, with no such gain being recorded in the corresponding period in 2016.

Interest and finance costs, net of interest income, decreased to $8.8 million for the three-month period ended December 31, 2017, compared to $53.5 million for the three-month period ended December 31, 2016.

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split, which became effective on September 22, 2017.

Operating Fleet
The table below describes our operating fleet profile as of February 19, 2018:
Total backlog(1) as of December 31, 2017 amounted to approximately $969 million.
Unit	Year built	Redelivery
Leiv Eiriksson	2001	Q3 – 2018
Ocean Rig Corcovado	2011	Q2 – 2018
Ocean Rig Poseidon	2011	N/A
Ocean Rig Mykonos	2011	Q1 – 2018
Ocean Rig Skyros	2013	Q3 – 2021

Note: The units Eirik Raude, Ocean Rig Olympia, Ocean Rig Apollo, Ocean Rig Mylos, Ocean Rig Paros and Ocean Rig Athena, have completed their preservation works and are currently cold stacked in Greece, remaining available for further employment. The Ocean Rig Poseidon is en-route to Namibia, where it will remain "ready to drill".

 (1) The contracted backlog of our fleet is adjusted for subsequent events, excludes options to extend and assumes full utilization for the full term of the drilling contract. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of drilling contracts, and other factors that result in lower revenues than our estimated contract backlog.

Ocean Rig UDW Inc.

Financial Statements
Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017

REVENUES:
Revenues	$358,061	$211,481	$1,653,667	$1,007,520

EXPENSES:
Drilling units operating expenses	93,655	61,645	454,329	295,135
Depreciation and amortization	82,287	26,161	334,155	121,193
Impairment loss	3,776,338	-	3,776,338	1,048,828
Loss on sale of assets	25,274	83	25,274	238
General and administrative expenses	34,985	27,390	103,961	73,360
Legal settlements and other, net	(915)	(5,519)	(8,720)	(1,519)
Operating income/(loss)	(3,653,563)	101,721	(3,031,670)	(529,715)
OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(53,500)	(8,814)	(223,532)	(240,900)
Gain/ (Loss) on interest rate swaps	88	-	(4,388)	-
Reorganization gain, net	-	1,912	-	1,029,982
Loss from issuance of shares upon restructuring	-	-	-	(204,595)
Gain from repurchase of senior notes	-	-	125,001	-
Other, net	(6,102)	345	(614)	3,321
Income taxes	(11,459)	(15,747)	(106,315)	(63,495)
Total other income/(expenses), net	(70,973)	(22,304)	(209,848)	524,313
Net income/(loss) attributable to Ocean Rig UDW Inc.	$(3,724,536)	$79,417	$(3,241,518)	$(5,402)

Net income/(loss) attributable to Ocean Rig UDW Inc. common stockholders	$(3,724,536)	$79,417	$(3,241,518)	$(5,402)

Earnings/(loss) per common share of Class A and Class B common stock, attributable to common stockholders, basic and diluted (1)	$(416,195.78)	$0.87	$(307,602.77)	$(0,21)
Weighted average number of Class A and Class B common stock, basic and diluted (1)	8,949	91,235,457	10,538	25,238,292

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2016	December 31, 2017

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$772,966	$783,081
Other current assets	326,983	207,637
Advances for drilling units under construction and related costs	545,469	-
Drilling units, machinery and equipment, net	2,438,292	1,852,167
Other non-current assets	7,834	9,080
Total assets	4,091,544	2,851,965

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt, net of deferred financing costs	3,887,773	531,632
Total other liabilities	193,021	117,113
Total stockholders' equity	10,750	2,203,220
Total liabilities and stockholders' equity	$4,091,544	$2,851,965

SHARE COUNT DATA
Common stock issued (1)	17,486	91,567,982
Less: Treasury stock (1)	(8,511)	-
Common stock issued and outstanding (1)	8,975	91,567,982

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, shipyard stay costs, impairment loss, loss on sale of assets, reorganization gain, loss from issuance of shares, gain from repurchase of senior notes and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained from time to time, in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
Net income/(loss)	$(3,724,536)	$79,417	$(3,241,518)	$(5,402)

Add: Net interest expense	53,500	8,814	223,532	240,900
Add: Depreciation and amortization	82,287	26,161	334,155	121,193
Add: Impairment loss	3,776,338	-	3,776,338	1,048,828
Add: Loss on sale of assets	25,274	83	25,274	238
Add: Income taxes	11,459	15,747	106,315	63,495
Add: (Gain)/ loss on interest rate swaps	(88)	-	4,388	-
Add: Shipyard stay costs	20,593	8,446	30,434	40,721
Add: Loss from issuance of shares upon restructuring	-	-	-	204,595
Less: Reorganization gain, net	-	(1,912)	-	(1,029,982)
Less: Gain from repurchase of senior notes	-	-	(125,001)	-
Adjusted EBITDA	$244,827	$136,756	$1,133,917	$684,586

Conference Call and Webcast: February 21, 2018
As announced, the Company's management team will host a conference call, on Wednesday February 21, 2018 at 8:00 a.m. Eastern Time to discuss the Company's financial results.
Conference Call Details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."
A replay of the conference call will be available until Wednesday, February 28, 2018. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.
A replay of the conference call will also be available on the Company's website at www.ocean-rig.com under the Investor Relations section.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Visit the Company's website at www.ocean-rig.com

Forward-Looking Statement
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports of Ocean Rig filed with or submitted to the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: oceanrig@capitallink.com